September 5, 2019

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk

Re:	Eaton Vance Corp. Schedule TO-I filed on August 28, 2019 File No. 5-39408

Ladies and Gentlemen:

On behalf of Eaton Vance Corp. (“EVC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 3, 2019 (the “Comment Letter”), relating to the above referenced Schedule TO-I filed on August 28, 2019.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

Schedule TO-I filed August 28, 2019

Offer to Exchange – General

1.	This offer is being made by Eaton Vance Corp. for securities issued by its majority-owned subsidiary, Parametric Portfolio Associates LLC. Rule 13e-4(h)(4) excludes from the application of Rule 13e-4 tender offers already subject to Section 14(d) of the Exchange Act. The exemption from Section 14(d) provided in paragraph 14(d)(8)(B) has not been extended to tender offers by affiliates of an issuer, other than offers by the issuer’s wholly-owned subsidiary. See footnote 34 in Exchange Act Release No. 14234 (December 8. 1977). In your response letter, analyze why Eaton Vance is conducting this offer under Rule 13e-4/Schedule TO-I.

Response: As background we note that: (1) the non-voting common stock of EVC is registered under Section 12 of the Exchange Act as a result of which EVC is an “issuer” as defined in Rule 13e-4; (2) Parametric Portfolio Associates LLC (“Parametric”) is an indirect subsidiary of EVC, with entities that are directly or indirectly wholly owned by EVC owning an aggregate of 95.10%

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of Parametric’s operating interests, an aggregate of 99.38% of its liquidating interests and 100% of Parametric’s voting rights; and (3) Parametric does not have any equity securities registered under Section 12 of the Exchange Act, and is therefore not an “issuer” as defined in Rule 13e-4 and is not within the scope of companies to which Section 14(d)(1) of the Exchange Act would apply.

The exchange offers are being made by EVC for securities of EVC, namely deferred stock awards issued under the EVC 2013 Omnibus Incentive Plan, as amended. Under the existing awards that are the subject of the exchange offers, the number of shares of EVC stock issuable upon vesting is determined with reference to the performance of Parametric, but we do not view that as creating a separate Parametric security that is subject to the exchange offers. Rather, the deferred stock awards are simply a form of performance-based stock unit awards where the number of shares issuable upon vesting is dependent on the performance of EVC’s Parametric subsidiary rather than the performance of EVC as a whole, which includes the Parametric subsidiary. Accordingly, we believe the offers are being made by the issuer as contemplated in Rule 13e-4 and not by an affiliate of the issuer, such that the offers are appropriately made pursuant to Rule 13e-4/Schedule TO-I. Moreover, even if this was considered an offer for securities issued by Parametric, such an offer would not be subject to Section 14(d) of the Exchange Act, but rather would only be subject to Regulation 14E because Parametric does not have a class of equity securities that is registered under Section 12 of the Exchange Act.

2.	See our last comment above. The “global relief” letter issued by the Division of Corporation Finance for issuer employee stock option exchange offers is only available for issuer tender offers conducted for compensatory reasons that otherwise meet the criteria outlined in that letter. See Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001). If Regulation 14D and not Rule 13e-4 is applicable to your offer, its terms must be revised to comply with that provision, without reliance on the global relief letter for employee option exchange offers.

Response: As discussed in response to Comment 1 above, we believe the offers are appropriately made pursuant to Rule 13e-4/Schedule TO-I such that the Company would not be precluded from relying on the “global relief” letter referenced by the Staff. While we believe the global relief issued by the Division of Corporation Finance for issuer employee stock option exchange offers should, as a matter of policy, cover EVC’s exchange offers in light of the compensatory purpose for such offers, in structuring the exchange offers we did not rely on the global relief because the exchange offers satisfy the all holders and best price requirements. With respect to the all holders requirement, we note that the exchange offers are open to everyone who holds the EVC deferred stock awards. Because the EVC deferred stock awards are cancelled by their terms when someone ceases to be employed, former employees cannot hold the awards for which the exchange offers are being made. With respect to the best price requirement, every holder of the same class of deferred stock awards (as determined based on date of grant) will receive the same consideration in the exchange offers should they elect to participate.

3.	The final terms of this exchange offer will not be set until 4:00 pm on the expiration date. Tell us how this is consistent with Item 4 of Schedule TO and Item 1004 of Regulation M-A and the extension requirements of both Rule 13e-4 and Regulation 14E.

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Response: Pursuant to Item 4 of Schedule TO and Item 1004 of Regulation M-A, the material terms of the transaction must be provided, including the type and amount of consideration offered to securityholders. We believe the offering materials satisfy this requirement by setting out precisely how the final consideration will be calculated and providing a prompt mechanism by which securityholders will be notified of the final consideration calculation. Under the terms of the offers, eligible awards properly tendered and accepted by EVC for exchange will be cancelled and EVC restricted stock awards (“RSAs”) will be granted immediately upon expiration. The number of RSAs that securityholders receive will be determined by a straightforward exchange ratio based on the closing price of EVC’s non-voting common stock on the expiration date of the offers (September 27, 2019, unless the Company extends the exchange offers). The consideration has been structured in this manner both so that there will be no incremental accounting charge as a result of the exchange and because the Company believes this method provides the securityholders fair value in the exchange of securities.

The offering materials clearly set out how the exchange ratios will be determined and include detailed examples of how the calculation would be made using various scenarios such that the final consideration is easily determinable by securityholders. Further, the Company has planned town hall meetings for eligible securityholders (all of whom are current employees) during the offering period at which management will walk through the calculation and be available to answer any questions employees may have. Finally, EVC will promptly notify the eligible securityholders by email of the exact exchange ratios after 4:00 p.m., Eastern Time, on the day the exchange offers expire. All eligible securityholders (consisting of approximately 120 persons out of a total of over 400 Parametric employees) are employees of the Company with access to company email addresses and an expectation of regularly receiving important Company communications by email. Accordingly, we are confident that eligible securityholders will have prompt notice of the final consideration.

With regard to the extension requirements under Rule 13e-4 and Regulation 14E, the Company confirms that it would assure that any material changes in the information provided to eligible securityholders is provided with a minimum of five business days remaining in the offers or, as required under the tender offer rules for changes in price and other specified events, a minimum of ten business days. We do not believe that the final consideration calculation would, on its own, constitute a change in information requiring an extension of time, as securityholders would know and be able to calculate how their consideration would be calculated throughout the pendency of the offers.

We believe this approach is consistent with the Staff’s approach to formula pricing in similar contexts and best balances the informational needs of the Company’s securityholders with our goal to provide our employees with fair consideration for their awards while also avoiding potentially unfavorable accounting consequences.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6833 or Lillian Brown at (202) 663-6743. Thank you for your assistance.

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Very truly yours,

By: /s/ Jonathan Wolfman

Jonathan Wolfman

cc:	Lillian Brown

Frederick Marius